UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Belk, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

CLASS A COMMON STOCK, $0.01 PAR VALUE

CLASS B COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Ralph A. Pitts

Executive Vice President, General Counsel
and Corporate Secretary
Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217-4500
(704) 357-1000
(Name, address and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
Copy to:

John D. Capers, Jr.

King & Spalding LLP
191 Peachtree Street
Atlanta, Georgia 30303-1763
(404) 572-4600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee

$28,500,000	$2,306

*	Calculated solely for the purpose of determining the filing fee. This calculation assumes the purchase of 3,000,000 shares at $9.50 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable

Form or Registration Number: Not applicable

Filing Party: Not applicable

Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third party tender offer subject to Rule 14d-1.
     ☒ issuer tender offer subject to Rule 13e-4.
     ☐ going private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
     This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to the issuer tender offer of Belk, Inc., a Delaware corporation, to purchase up to 3,000,000 shares of its Class A and Class B common stock, $0.01 par value per share. Belk, Inc. is offering to purchase these shares at a price of $9.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 23, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.
     The information contained in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

SIGNATURE
INDEX TO EXHIBITS
FORM OF OFFER TO PURCHASE
FORM OF LETTER OF TRANSMITTAL / TAX GUIDELINES
FORM OF LETTER TO STOCKHOLDERS OF THE COMPANY
FORM OF NOTICE OF GUARANTEED DELIVERY
FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL
FORM OF LETTER TO CLIENTS FOR USE BY BROKERS
SUMMARY APPRAISAL REPORT, FAIR MARKET VALUE

Item 1.	Summary Term Sheet

      The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information

(a)     Name and Address

      The subject company is Belk, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 2801 West Tyvola Road, Charlotte, North Carolina 28217-4500, and its telephone number is (704) 357-1000. The information set forth in “Section 9. Certain Information about Belk” of the Offer to Purchase is incorporated herein by reference.

(b)     Securities

      The subject securities are Class A and Class B common stock, $0.01 par value per share, of the Company. The number of shares of the Class A common stock outstanding on April 1, 2003 was 53,233,699. The number of shares of the Class B common stock outstanding on April 1, 2003, was 1,418,477. The total number of shares of Class A and Class B common stock outstanding on April 1, 2003 was 54,652,176.

(c)     Trading Market and Price

      There is no established trading market for the Company’s common stock. Certain information about recent sales prices of the Company’s common stock is set forth in “Section 7. Price Range of Shares; Dividends” of the Offer to Purchase and is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

      (a) The filing person to which this Schedule TO relates is the subject company. For information about the subject company, see Item 2(a) above.

Item 4.	Terms of the Transaction

(a) Material Terms

      The information about the terms of the transaction set forth in the “Summary Term Sheet,” “Section 1. Number of Shares; Proration,” “Section 2. Tenders by Owners of Fewer than 100 Shares,” “Section 3. Procedure for Tendering Shares,” “Section 4. Withdrawal Rights,” “Section 5. Acceptance for Payment of Shares and Payment of Purchase Price,” “Section 6. Certain Conditions of the Offer,” “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase,” “Section 11. Source and Amount of Funds,” “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act,” “Section 14. Legal Matters; Regulatory Approvals,” “Section 15. Certain Federal Income Tax Consequences,” “Section 16. Extension of the Offer; Termination; Amendments,” “Section 17. Solicitation Fees and Expenses,” and “Section 18. Miscellaneous” of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases

      The Company’s directors and executive officers have advised us that they do not intend to tender their beneficially owned shares in connection with the Offer. We do not presently know the intentions of affiliates of the Company who are not directors or executive officers. See “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase for a more detailed discussion of the interests of insiders or affiliates in the transaction. The percentage of shares owned by executive officers and by the non-tendering directors of the Company will increase after the Offer has been completed. See “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” for a more detailed discussion of the effects of the Offer.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(e)     Agreements Involving the Subject Company’s Securities

      The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes

      The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(b) Use of Securities Acquired

      The information set forth in “Section 8. Purpose of the Offer; Certain Effects of the Offer to Purchase” of the Offer to Purchase is incorporated herein by reference.

(c) Plans

      The information set forth in “Section 13. Effects of the Offer on the Market for Shares; Registration Under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds

      The information set forth in “Section 11. Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

(b) Conditions

      The information set forth in “Section 6. Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.

(c) Expenses

      Not applicable.

(d) Borrowed Funds

      Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership

      The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

(b) Securities Transactions

      The information set forth in “Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations

      The information set forth in “Section 17. Solicitation Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

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Item 10.	Financial Statements

      Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings

      (1) None

      (2) None.

      (3) Not applicable.

      (4) Not applicable.

      (5) None.

(b) Other Material Information

      None.

Item 12.	Exhibits

(a)(1)	Form of Offer to Purchase, dated April 23, 2003.
(a)(2)	Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(3)	Form of Letter to Stockholders of the Company from John M. Belk, Chairman and Chief Executive Officer, dated April 23, 2003.
(a)(4)	Form of Notice of Guaranteed Delivery
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 23, 2003.
(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 2, 2003, prepared by Willamette Management Associates.
(b)	Not applicable.
(d)(1)	Note and Pledge Agreement, dated October 1, 2001, by and between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(2)	Note and Pledge Agreement, dated October 1, 2001, by and between H.W. McKay Belk and Belk, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(3)	Note and Pledge Agreement, dated October 1, 2001, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(4)	Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed on May 3, 2002 (File No. 000-26207))
(g)	Not applicable.
(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3

      Not applicable

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BELK, INC.

By:	/s/ RALPH A. PITTS

Name:	Ralph A. Pitts
Title:	Executive Vice President, General Counsel and Corporate Secretary

Date: April 23, 2003

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Form of Offer to Purchase, dated April 23, 2003.
(a)(2)	Form of Letter of Transmittal, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(3)	Form of Letter to Stockholders of the Company from John M. Belk, Chairman and Chief Executive Officer, dated April 23, 2003.
(a)(4)	Form of Notice of Guaranteed Delivery.
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 23, 2003.
(a)(6)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)	Appraiser’s Narrative Summary of the Fair Market Value of Belk, Inc. Common Stock as of February 2, 2003, prepared by Willamette Management Associates.
(d)(1)	Note and Pledge Agreement, dated October 1, 2001, by and between Thomas M. Belk, Jr. and Belk, Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(2)	Note and Pledge Agreement, dated October 1, 2001, by and between H.W. McKay Belk and Belk, Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(3)	Note and Pledge Agreement, dated October 1, 2001, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q, filed on December 18, 2001 (File No. 000-26207)).
(d)(4)	Amended Note and Pledge Agreement, dated February 1, 2002, by and between John R. Belk and Belk, Inc. (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed on May 3, 2002 (File No. 000-26207)).